Exhibit 23.5

Consent of Roman Friedrich & Company LLC

The Board of Directors

Revett Mining Company, Inc.

We consent to the use of our opinion letter dated March 26, 2015 concerning the fairness, from a financial point of view, of the proposed merger of Revett Mining Company, Inc. with and into Hecla Mining Company in this Registration Statement on From S-4.

ROMAN FRIEDRICH & COMPANY LLC

April 15, 2015

Rancho Santa Fe, California